                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



For the fiscal year ended November 30, 1998

Commission file number: 1-11793

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

            The Dial Corporation Capital Accumulation Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

            THE DIAL CORPORATION
            15501 NORTH DIAL BOULEVARD
            SCOTTSDALE, ARIZONA 85260-1619


                       SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Dial Corporation Capital Accumulation Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                              THE DIAL CORPORATION
                              CAPITAL ACCUMULATION PLAN

                              By
                                      Susan J. Riley
                                      Senior Vice President and Chief
                                      Financial Officer of
                                      The Dial Corporation

DATE:  June 9, 1999

                              THE DIAL CORPORATION
                            CAPITAL ACCUMULATION PLAN





                              Financial Statements
                   Eleven-Month Period Ended November 30, 1998
                      And the Year Ended December 31, 1997,
                         Supplemental Schedules for the
                  Eleven-Month Period Ended November 30, 1998,
                        and Independent Auditors' Report

THE DIAL CORPORATION CAPITAL ACCUMULATION PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                              Page
INDEPENDENT AUDITORS' REPORT                                   1


FINANCIAL STATEMENTS AS OF NOVEMBER 30, 1998
   AND DECEMBER 31,1997 AND FOR THE ELEVEN-MONTH PERIOD
   ENDED NOVEMBER 30, 1998 AND THE YEAR ENDED DECEMBER
   31,1997:

      Net Assets Available for Benefits                        2

      Changes in Net Assets Available for Benefits             3

      Notes to Financial Statements                            4-12


SUPPLEMENTAL SCHEDULES AS OF NOVEMBER 30, 1998
   AND FOR THE ELEVEN-MONTH PERIOD THEN ENDED:

      Assets Held for Investment Purposes                      13

      Reportable Transactions                                  14


EXHIBIT 23 - INDEPENDENT AUDITORS' CONSENT                     15

INDEPENDENT AUDITORS' REPORT


Plan Administrator and Plan Participants
The Dial Corporation Capital Accumulation Plan
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of The Dial Corporation Capital Accumulation Plan (the "Plan") as of November 30, 1998 and December 31, 1997, and the related statements of changes in net assets available for benefits for the eleven-month period ended November 30, 1998 and the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at November 30, 1998 and December 31, 1997, and the changes in net assets available for benefits for the eleven-month period ended November 30, 1998 and the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules for the eleven-month period ended November 30, 1998 on pages 13 and 14 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.


\s\ Deloitte & Touch LLP
Deloitte & Touche LLP

Phoenix, Arizona
June 7, 1999

THE DIAL CORPORATION CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
NOVEMBER 30, 1998 AND DECEMBER 31, 1997
--------------------------------------------------------------------------------

ASSETS                                                            1998                   1997
INVESTMENTS AT FAIR VALUE:
  Shares of registered investment companies:
     Vanguard Windsor Fund                                    $24,363,809            $25,067,831
     T. Rowe Price Custom Investment Contract Fund              8,871,042              9,090,961
     T. Rowe Price Prime Reserve Fund                           1,415,456              1,547,185
     T. Rowe Price Equity Index Fund                            2,724,108              2,580,309
     T. Rowe Price Spectrum Growth Fund                         3,196,693              2,250,574
     Vanguard Bond Index Fund                                     269,491                296,454
     T. Rowe Price Retirement Strategy Fund                     1,067,331                745,747
     T. Rowe Price Spectrum Income Fund                           576,093                407,570
  Common stock:
     The Dial Corporation Common Stock Fund                    28,172,751             21,399,592
     FINOVA Group Inc. Common Stock Fund                        2,782,911              2,831,795
     Viad Corp Common Stock Fund                               15,346,239             14,380,844
  Participant notes receivable                                  1,072,921                904,185
                                                              -----------            -----------

             Total investments at fair value                   89,858,845             81,503,047

DIVIDENDS RECEIVABLE                                               61,095                150,616

CONTRIBUTIONS RECEIVABLE                                               --                279,980
                                                              -----------            -----------

NET ASSETS AVAILABLE FOR BENEFITS                             $89,919,940            $81,933,643
                                                              ===========            ===========

See notes to financial statements.

THE DIAL CORPORATION CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
ELEVEN-MONTH PERIOD ENDED NOVEMBER 30, 1998
AND THE YEAR ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------------

                                                                 1998                   1997
ADDITIONS:
 Contributions:
    Employer                                                 $ 1,364,094            $ 1,754,534
    Employee pre-tax                                           3,739,492              4,387,331
    Employee after-tax                                           141,147                131,128
                                                             -----------            -----------

         Total contributions                                   5,244,733              6,272,993
                                                             -----------            -----------

  Investment income:
    Dividends                                                    758,619              4,943,305
    Interest                                                     619,334              1,030,000
    Net appreciation in fair value of investments              9,477,973             10,845,138
                                                             -----------            -----------

        Total investment income                               10,855,926             16,818,443
                                                             -----------            -----------

  Transfer of assets                                              10,024                     --
                                                             -----------            -----------

        Total additions                                       16,110,683             23,091,436
                                                             -----------            -----------

DEDUCTIONS:
    Benefits paid to participants                              8,124,386              8,543,584
    Transfer of assets                                                --                 17,320
                                                             -----------            -----------

        Total deductions                                       8,124,386              8,560,904
                                                             -----------            -----------

NET INCREASE                                                   7,986,297             14,530,532

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF PERIOD                                          81,933,643             67,403,111
                                                             -----------            -----------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF PERIOD                                               $89,919,940            $81,933,643
                                                             ===========            ===========


See notes to financial statements.

THE DIAL CORPORATION CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
ELEVEN-MONTH PERIOD ENDED NOVEMBER 30, 1998
 AND THE YEAR ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

   The following brief description of The Dial Corporation Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

   The Plan was established July 31, 1996. Employees of The Dial Corporation and certain of its subsidiaries (the "Company") who are not covered by a collective bargaining agreement are eligible to participate in the Plan after completing at least 1,000 hours of service in a 12 consecutive month period. Employees are able to contribute to the Plan by reducing their wages on a pre-tax basis, and make after-tax contributions, subject to certain limitations. The Company may also contribute a matching amount, subject to certain limitations.

   Effective January 1, 1998, the Plan year was changed from the twelve-month period from January 1 through December 31 to the twelve-month period beginning on December 1 and ending on November 30. The change is effective for the Plan year commencing as of December 1, 1998.

   The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income
   Security Act of 1974 ("ERISA").

   a. Investment Programs - Contributions to the Plan are invested by the Plan's trustee, T. Rowe Price, at the designation of the participants. The Plan has offered participants the following funds in which to invest pre-tax, after-tax and rollover deposits.

      1) VANGUARD WINDSOR FUND - This fund invests in the common stock of selected companies. The fair value of the fund is dependent upon the market value of the stocks. Any dividends received are reinvested.

      2) T. ROWE PRICE CUSTOM INVESTMENT CONTRACT FUND - This fund holds investments in a diversified portfolio of Guaranteed Investment Contracts ("GIC") issued by insurance companies and other financial institutions. Contributions to this fund and proceeds from its GIC maturities are invested entirely in T. Rowe Price Stable Value Fund, which invests in a more diversified GIC portfolio. Income is earned based upon a blended interest rate determined by the various investments and is reinvested. The fair value of the fund approximates the aggregate contract values of the GIC portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund's underlying GICs ranged from approximately 3.04% to 6.16% for 1998 and 4.77% to 8.41% for 1997, resulting in a blended rate of return for the fund of 6.07% and 6.64%, for 1998 and 1997, respectively.

      3) T. ROWE PRICE PRIME RESERVE FUND - This fund invests in short-term money market instruments such as certificates of deposit, treasury bills and corporate notes which earn income based on short-term interest rates. The fair value of the fund is the cost basis of the investments.

      4) T. ROWE PRICE EQUITY INDEX FUND - This fund invests in the common stock of other companies. The fair value of the fund is dependent on the market value of the stocks. The dividends received are reinvested. This fund is closed to additional contributions.

      5) T. ROWE PRICE SPECTRUM GROWTH FUND - This fund invests in a diversified portfolio of T. Rowe Price mutual funds which consist primarily of investments in the common stock of other companies. The fair value of the fund is dependent upon the fair value of the underlying securities. Any dividends received are reinvested.

      6) VANGUARD BOND INDEX FUND - This fund invests in United States government and corporate bonds and mortgage-backed securities, which earn income based on interest rates. The fair value of the fund is dependent on the market value of the investments. This fund is closed to additional contributions.

      7) T. ROWE PRICE RETIREMENT STRATEGY FUND - This fund invests in a diversified portfolio of T. Rowe Price mutual funds which consist of investments in both fixed income securities and the common stock of United States and foreign companies. The fair value of the fund is dependent upon the fair value of the underlying securities. Any dividends received are reinvested.

      8) T. ROWE PRICE SPECTRUM INCOME FUND - This fund invests in a diversified portfolio of T. Rowe Price mutual funds which consist primarily of investments in fixed income securities. The fair value of the fund is dependent upon the fair value of the underlying securities. Any dividends received are reinvested.

      9) THE DIAL CORPORATION ("DIAL") COMMON STOCK FUND - This fund invests in the common stock of Dial, and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock.

      10)FINOVA GROUP INC. ("FINOVA") COMMON STOCK FUND - This fund invests in the common stock of FINOVA. Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix. The fair value of this fund is dependent upon the fluctuation in the market value of FINOVA stock.

      11)VIAD CORP ("VIAD") COMMON STOCK FUND - This fund invests in the common stock of Viad. Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix. The fair value of this fund is dependent upon the fluctuation in the market value of Viad stock.

   b. Contributions - Voluntary wage reductions may be elected by the employee. These pre-tax reductions are contributed to the Plan and may range from 1% to 12% of compensation. Company matching contributions are based on employee pre-tax wage reductions up to 100% of the first 3% of wage reduction. Each employee may elect an after-tax contribution of between 1% and 10% of compensation. No Company matching contributions are made based on after-tax contributions. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

   c. Payment of Benefits - Benefits are paid to participants upon termination from the Company, disablement, retirement or death.

   d. Participant Loans and Hardship Withdrawals - The Plan allows participants to borrow against their 401(k) account balances in an amount not to exceed the lesser of 50% of their vested balance or $50,000. The applicable interest rate is determined by the committee responsible for administering the Plan and shall be equal to the prime rate in effect at various times throughout the year. Loans shall be repaid in equal installments over a period of up to five years, except for loans for purchasing a home which can be repaid over a maximum of 15 years. Withdrawals of employee wage reduction contributions, after-tax contributions and rollover deposits may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all nontaxable loans available under the Plan have already been obtained.

   e. Vesting - All contributions to the Plan are 100% vested and nonforfeitable at all times.

   f. Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, Company matching contributions, after-tax contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation/depreciation in the fair value of Plan investments. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts less participant loans.

   g. Plan Administration - The Plan is administered by the Retirement Committee comprised of at least three persons appointed by the Company's Board of Directors. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. For the eleven-month period ended November 30, 1998 and the year ended December 31, 1997, Plan expenses were paid directly by the Company.

   h. Plan Termination - While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan provided all employer contributions due at the termination date have been paid.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Significant accounting policies are as follows:

   a. Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

   b. Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   c. Payment of Benefits - Benefits are recorded when paid.

   d. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. NET ASSETS BY FUND

The following tables present the net assets of the Plan by fund as of November 30, 1998 and December 31, 1997.

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION NOVEMBER 30, 1998

                                                                  T. ROWE
                                                                   PRICE            T. ROWE         T. ROWE          T. ROWE
                                                                   CUSTOM            PRICE           PRICE            PRICE
                                                  VANGUARD       INVESTMENT          PRIME           EQUITY         SPECTRUM
                                                   WINDSOR        CONTRACT          RESERVE          INDEX           GROWTH
                                                    FUND            FUND             FUND             FUND            FUND
ASSETS

Investments at fair value:
  Shares of registered
   investment companies:
    Vanguard Windsor Fund                         $24,363,809
    T. Rowe Price Custom Investment
      Contract Fund                                               $8,871,042
    T. Rowe Price Prime Reserve Fund                                                 $1,415,456
    T. Rowe Price Equity Index Fund                                                                  $2,724,108
    T. Rowe Price Spectrum Growth Fund                                                                                $3,196,693
    Vanguard Bond Index Fund
    T. Rowe Price Retirement Strategy Fund
    T. Rowe Price Spectrum Income Fund
  Common stock:
    The Dial Corporation
    FINOVA Group Inc.
    Viad Corp
  Participant notes receivable
Dividends receivable

                                                  -----------     ----------         ----------      ----------       ----------
NET ASSETS AVAILABLE
  FOR BENEFITS                                    $24,363,809     $8,871,042         $1,415,456      $2,724,108       $3,196,693
                                                  ===========     ==========         ==========      ==========       ==========



                                                                   T. ROWE          T. ROWE        THE DIAL
                                                 VANGUARD           PRICE            PRICE        CORPORATION       FINOVA
                                                   BOND          RETIREMENT        SPECTRUM         COMMON        GROUP INC.
                                                   INDEX          STRATEGY          INCOME           STOCK          COMMON
                                                   FUND             FUND             FUND            FUND         STOCK FUND
ASSETS

Investments at fair value:
  Shares of registered
   investment companies:
    Vanguard Windsor Fund
    T. Rowe Price Custom Investment
      Contract Fund
    T. Rowe Price Prime Reserve Fund
    T. Rowe Price Equity Index Fund
    T. Rowe Price Spectrum Growth Fund
    Vanguard Bond Index Fund                        $269,491
    T. Rowe Price Retirement Strategy Fund                         $1,067,331
    T. Rowe Price Spectrum Income Fund                                                 $576,093
  Common stock:
    The Dial Corporation                                                                            $28,172,751
    FINOVA Group Inc.                                                                                               $2,782,911
    Viad Corp
  Participant notes receivable
Dividends receivable                                                                                                     8,432
                                                    --------       ----------          --------     -----------     ----------
NET ASSETS AVAILABLE
  FOR BENEFITS                                      $269,491       $1,067,331          $576,093     $28,172,751     $2,791,343
                                                    ========       ==========          ========     ===========     ==========


                                                    VIAD
                                                    CORP         PARTICIPANT
                                                   COMMON           NOTES
                                                 STOCK FUND      RECEIVABLE         TOTAL
ASSETS

Investments at fair value:
  Shares of registered
   investment companies:
    Vanguard Windsor Fund                                                          $24,363,809
    T. Rowe Price Custom Investment
      Contract Fund                                                                  8,871,042
    T. Rowe Price Prime Reserve Fund                                                 1,415,456
    T. Rowe Price Equity Index Fund                                                  2,724,108
    T. Rowe Price Spectrum Growth Fund                                               3,196,693
    Vanguard Bond Index Fund                                                           269,491
    T. Rowe Price Retirement Strategy Fund                                           1,067,331
    T. Rowe Price Spectrum Income Fund                                                 576,093
  Common stock:
    The Dial Corporation                                                            28,172,751
    FINOVA Group Inc.                                                                2,782,911
    Viad Corp                                      $15,346,239                      15,346,239
  Participant notes receivable                                     $1,072,921        1,072,921
Dividends receivable                                    52,663                          61,095
                                                   -----------     ----------      -----------
NET ASSETS AVAILABLE
  FOR BENEFITS                                     $15,398,902     $1,072,921      $89,919,940
                                                   ===========     ==========      ===========

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION DECEMBER 31, 1997

                                                                  T. ROWE
                                                                   PRICE            T. ROWE         T. ROWE          T. ROWE
                                                                   CUSTOM            PRICE           PRICE            PRICE
                                                  VANGUARD       INVESTMENT          PRIME           EQUITY         SPECTRUM
                                                   WINDSOR        CONTRACT          RESERVE          INDEX           GROWTH
                                                    FUND            FUND             FUND             FUND            FUND
ASSETS

Investments at fair value:
 Shares of registered
   investment companies:
    Vanguard Windsor Fund                         $25,067,831
    T. Rowe Price Custom Investment
      Contract Fund                                               $9,090,961
    T. Rowe Price Prime Reserve Fund                                                 $1,547,185
    T. Rowe Price Equity Index Fund                                                                  $2,580,309
    T. Rowe Price Spectrum Growth Fund                                                                                $2,250,574
    Vanguard Bond Index Fund
    T. Rowe Price Retirement Strategy Fund
    T. Rowe Price Spectrum Income Fund
  Common stock:
    The Dial Corporation
    FINOVA Group Inc.
    Viad Corp
  Participant notes receivable
Dividends receivable

Contributions receivable                               58,744         16,076              7,459                           14,614
                                                  -----------     ----------         ----------      ----------       ----------
NET ASSETS AVAILABLE
  FOR BENEFITS                                    $25,126,575     $9,107,037         $1,554,644      $2,580,309       $2,265,188
                                                  ===========     ==========         ==========      ==========       ==========



                                                                  T. ROWE          T. ROWE        THE DIAL
                                                VANGUARD           PRICE            PRICE        CORPORATION       FINOVA
                                                  BOND          RETIREMENT        SPECTRUM         COMMON        GROUP INC.
                                                  INDEX          STRATEGY          INCOME           STOCK          COMMON
                                                  FUND             FUND             FUND              FUND       STOCK FUND
ASSETS

Investments at fair value:
 Shares of registered
   investment companies:
    Vanguard Windsor Fund
    T. Rowe Price Custom Investment
      Contract Fund
    T. Rowe Price Prime Reserve Fund
    T. Rowe Price Equity Index Fund
    T. Rowe Price Spectrum Growth Fund
    Vanguard Bond Index Fund                       $296,454
    T. Rowe Price Retirement Strategy Fund                           745,747
    T. Rowe Price Spectrum Income Fund                                                $407,570
  Common stock:
    The Dial Corporation                                                                           $21,399,592
    FINOVA Group Inc.                                                                                              $2,831,795
    Viad Corp
  Participant notes receivable
Dividends receivable                                                                                    82,347          8,017
Contributions receivable                                               3,567             3,700         175,820
                                                   --------         --------          --------     -----------     ----------
NET ASSETS AVAILABLE
  FOR BENEFITS                                     $296,454         $749,314          $411,270     $21,657,759     $2,839,812
                                                   ========         ========          ========     ===========     ==========




                                                     VIAD
                                                     CORP         PARTICIPANT
                                                    COMMON           NOTES
                                                  STOCK FUND      RECEIVABLE         TOTAL
ASSETS

Investments at fair value:
 Shares of registered
   investment companies:
    Vanguard Windsor Fund                                                           $25,067,831
    T. Rowe Price Custom Investment
      Contract Fund                                                                   9,090,961
    T. Rowe Price Prime Reserve Fund                                                  1,547,185
    T. Rowe Price Equity Index Fund                                                   2,580,309
    T. Rowe Price Spectrum Growth Fund                                                2,250,574
    Vanguard Bond Index Fund                                                            296,454
    T. Rowe Price Retirement Strategy Fund                                              745,747
    T. Rowe Price Spectrum Income Fund                                                  407,570
  Common stock:
    The Dial Corporation                                                             21,399,592
    FINOVA Group Inc.                                                                 2,831,795
    Viad Corp                                       $14,380,844                      14,380,844
  Participant notes receivable                                        $904,185          904,185
Dividends receivable                                     60,252                         150,616
Contributions receivable                                                                279,980
                                                    -----------       --------      -----------
NET ASSETS AVAILABLE
  FOR BENEFITS                                      $14,441,096       $904,185      $81,933,643
                                                    ===========       ========      ===========

4. FUND INFORMATION

Employer contributions, employee pre-tax contributions, employee after-tax contributions, dividend income, interest income, net appreciation/(depreciation) in fair value of investments, and benefits paid to participants are as follows for the eleven-month period ended November 30, 1998 and for the year ended December 31, 1997:

Employer contributions:                                                      1998                    1997
                                                                         -----------             -----------
 The Dial Corporation Common Stock Fund                                  $ 1,364,094             $ 1,754,534
                                                                         ===========             ===========

Employee pre-tax contributions:
 T. Rowe Price Custom Investment Contract Fund                           $   357,399             $   518,749
 T. Rowe Price Retirement Strategy Fund                                      120,790                 124,529
 T. Rowe Price Prime Reserve Fund                                            161,171                 324,353
 Vanguard Windsor Fund                                                     1,636,811               1,934,707
 T. Rowe Price Spectrum Income Fund                                          100,217                 109,301
 T. Rowe Price Spectrum Growth Fund                                          468,050                 520,600
 The Dial Corporation Common Stock Fund                                      895,054                 855,092
                                                                         -----------             -----------
    Total                                                                $ 3,739,492             $ 4,387,331
                                                                         ===========             ===========

Employee after-tax contributions:
 T. Rowe Price Custom Investment Contract Fund                           $     9,099             $    13,748
 T. Rowe Price Retirement Strategy Fund                                        4,755                   1,629
 T. Rowe Price Prime Reserve Fund                                              1,635                   2,369
 Vanguard Windsor Fund                                                        67,666                  59,012
 T. Rowe Price Spectrum Income Fund                                            5,028                   3,386
 T. Rowe Price Spectrum Growth Fund                                           19,788                  17,394
 The Dial Corporation Common Stock Fund                                       33,176                  33,590
                                                                         -----------             -----------
    Total                                                                $   141,147             $   131,128
                                                                         ===========             ===========

Dividend income:
 Vanguard Bond Index Fund                                                $    16,003             $    20,661
 T. Rowe Price Equity Index Fund                                              24,038                  58,877
 Vanguard Windsor Fund                                                       178,913               4,002,265
 T. Rowe Price Spectrum Income Fund                                           30,895                  29,467
 T. Rowe Price Spectrum Growth Fund                                                                  229,854
 The Dial Corporation Common Stock Fund                                      256,805                 317,232
 FINOVA Group Inc. Common Stock Fund                                          32,674                  30,806
 Viad Corp Common Stock Fund                                                 219,291                 254,143
                                                                         -----------             -----------
    Total                                                                $   758,619             $ 4,943,305
                                                                         ===========             ===========

 Interest income:
  T. Rowe Price Custom Investment Contract Fund                          $   476,437             $   867,180
  T. Rowe Price Prime Reserve Fund                                            74,647                  86,014
  Participant Notes Receivable                                                68,250                  76,806
                                                                         -----------             -----------
    Total                                                                $   619,334             $ 1,030,000
                                                                         ===========             ===========

Net appreciation/(depreciation) in fair value of investments:
 Vanguard Bond Index Fund                                                $     6,460             $     7,444
 T. Rowe Price Retirement Strategy Fund                                      114,689                 106,604
 T. Rowe Price Equity Index Fund                                             493,061                 622,110
 Vanguard Windsor Fund                                                      (420,820)                462,865
 T. Rowe Price Spectrum Income Fund                                              612                  18,591
 T. Rowe Price Spectrum Growth Fund                                          190,680                  66,357
 The Dial Corporation Common Stock Fund                                    5,883,943               6,204,337
 FINOVA Group Inc. Common Stock Fund                                         185,675               1,039,741
 Viad Corp Common Stock Fund                                               3,023,673               2,317,089
                                                                         -----------             -----------
    Total                                                                $ 9,477,973             $10,845,138
                                                                         ===========             ===========

Benefits paid to participants:
 Vanguard Bond Index Fund                                                $    26,895             $    52,642
 T. Rowe Price Custom Investment Contract Fund                             1,010,812               1,202,196
 T. Rowe Price Retirement Strategy Fund                                       79,928                 125,945
 T. Rowe Price Prime Reserve Fund                                            441,645                 413,226
 T. Rowe Price Equity Index Fund                                             303,543                 217,252
 Vanguard Windsor Fund                                                     2,029,624               2,422,127
 T. Rowe Price Spectrum Income Fund                                           66,088                  59,642
 T. Rowe Price Spectrum Growth Fund                                          169,964                 302,218
 The Dial Corporation Common Stock Fund                                    2,434,551               1,837,129
 FINOVA Group Inc. Common Stock Fund                                         225,535                 199,363
 Viad Corp Common Stock Fund                                               1,294,059               1,582,466
 Participant Notes Receivable                                                 41,742                 129,378
                                                                         -----------             -----------
    Total                                                                $ 8,124,386             $ 8,543,584
                                                                         ===========             ===========


5. RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6. FEDERAL INCOME TAX STATUS

The Plan obtained its determination letter on December 3, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.    SUBSEQUENT EVENT

On January 29, 1999, total assets in the T. Rowe Price Custom Investment Contract Fund of $8,840,164 were transferred to the T. Rowe Price Stable Value Fund. The balance was transferred, as all the contracts in which the fund had invested had reached maturity and additional contracts had not been entered into.

THE DIAL CORPORATION CAPITAL ACCUMULATION PLAN

SUPPLEMENTAL SCHEDULE
NOVEMBER 30, 1998
-------------------------------------------------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

       COLUMN B                                            COLUMN C                              COLUMN D             COLUMN E
---------------------------------------------------------------------------------------------------------------------------------
                                               DESCRIPTION OF INVESTMENT
    IDENTITY OF ISSUER,                        INCLUDING COLLATERAL, RATE OF
  BORROWER, LESSOR OR                            INTEREST, MATURITY DATE,                                             CURRENT
      SIMILAR PARTY                                PAR OR MATURITY VALUE                           COST                 VALUE
---------------------------------------------------------------------------------------------------------------------------------
Vanguard Windsor Fund                          Mutual Fund (1,458,063 shares)                    $24,471,887          $24,363,809

T. Rowe Price Custom
  Investment Contract Fund                     GIC Fund (8,872,021 shares)                         8,872,021            8,871,042

T. Rowe Price Prime
  Reserve Fund                                 Mutual Fund (1,416,764 shares)                      1,416,764            1,415,456

T. Rowe Price Equity
   Index Fund                                  Mutual Fund (85,853 shares)                         1,656,473            2,724,108

T. Rowe Price Spectrum
   Growth Fund                                 Mutual Fund (186,071 shares)                        3,012,166            3,196,693

Vanguard Bond Index Fund                       Mutual Fund (26,113 shares)                           254,364              269,491

T. Rowe Price Retirement
   Strategy Fund                               Mutual Fund (55,274 shares)                           872,827            1,067,331

T. Rowe Price Spectrum
   Income Fund                                 Mutual Fund (49,323 shares)                           564,937              576,093

The Dial Corporation                           Common Stock  (1,073,248 shares)                   14,019,478           28,172,751

FINOVA Group Inc.                              Common Stock (52,694 shares)                          784,546            2,782,911

Viad Corp                                      Common Stock (658,284 shares)                       6,627,842           15,346,239

Participant Notes Receivable                   Participant loans
                                               (Interest at 6% to 11.5%,
                                                  maturing from 1998 to 2013)                      1,072,921            1,072,921
                                                                                                 -----------          -----------

                                               Total assets held for investment
                                                 purposes                                        $63,626,226          $89,858,845
                                                                                                 ===========          ===========

THE DIAL CORPORATION CAPITAL ACCUMULATION PLAN

SUPPLEMENTAL SCHEDULE
ELEVEN-MONTHS ENDED NOVEMBER 30, 1998

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

-----------------------------------------------------------------------------------------------------------------------------------
             COLUMN A           COLUMN B             COLUMN C         COLUMN D         COLUMN G         COLUMN H        COLUMN I
                                                                                                      CURRENT VALUE
             IDENTITY                                                                                  OF ASSET ON          NET
                OF            DESCRIPTION                                                              TRANSACTION          GAIN
              PARTY               OF                 PURCHASE          SELLING          COST OF            DATE              OR
             INVOLVED           ASSET                 PRICE            PRICE            ASSET                              (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
SINGLE TRANSACTIONS
-----------------------------------------------------------------------------------------------------------------------------------
None
-----------------------------------------------------------------------------------------------------------------------------------
SERIES OF TRANSACTIONS
-----------------------------------------------------------------------------------------------------------------------------------
Vanguard Windsor
  Fund                       Mutual Fund             $3,412,514                        $3,412,514       $3,412,514
-----------------------------------------------------------------------------------------------------------------------------------
Vanguard Windsor
  Fund                       Mutual Fund                             $3,701,471         3,634,790        3,701,471      $   66,681
-----------------------------------------------------------------------------------------------------------------------------------
The Dial Corporation         Common Stock
                               Fund                   4,090,138                         4,090,138        4,090,138
-----------------------------------------------------------------------------------------------------------------------------------
The Dial Corporation         Common Stock
                               Fund                                   3,200,921         1,739,728        3,200,921       1,461,193
-----------------------------------------------------------------------------------------------------------------------------------

NOTE: REPORTABLE TRANSACTIONS ARE THOSE TRANSACTIONS WHICH EITHER SINGULARLY OR IN SERIES OF COMBINED PURCHASES AND SALES DURING THE YEAR EXCEED 5% OF THE FAIR VALUE OF THE PLAN'S ASSETS AT THE BEGINNING OF THE YEAR.

                               INDEX TO EXHIBITS

                   EXHIBIT 23 - INDEPENDENT AUDITORS' CONSENT

                                                                      Exhibit 23



INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-10149 of The Dial Corporation on Form S-8 of our report dated June 7, 1999, appearing in the Annual Report on Form 11-K of The Dial Corporation Capital Accumulation Plan for the eleven-month period ended November 30, 1998.

\s\ Deloitte & Touche LLP
Deloitte & Touche LLP

Phoenix, Arizona
June 7, 1999